UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                                IRONSTONE GROUP, INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     463228-20-5
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 6, 1998
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

          See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Exhibit Index on Page 20
                                    Total Pages 21








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 2 of 21



       1   Name of Reporting Person                     HAMBRECHT & QUIST GROUP

           IRS Identification No. of Above Person                    94-3246636

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 3 of 21



       1   Name of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

           IRS Identification No. of Above Person                    94-2856927

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              50.1*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 4 of 21



       1   Name of Reporting Person                       HAMBRECHT & QUIST LLC

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         OO


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 5 of 21



       1   Name of Reporting Person          HAMBRECHT & QUIST VENTURE PARTNERS

           IRS Identification No. of Above Person                    94-2949080

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         PN


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 6 of 21



       1   Name of Reporting Person             H&Q VENTURES MANAGEMENT CO. LLC

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                        Delaware

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         OO


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 7 of 21



       1   Name of Reporting Person                             H&Q VENTURES IV

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         PN


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 8 of 21



       1   Name of Reporting Person            VENTURE ASSOCIATES (BVI) LIMITED

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                         Bermuda

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.








     CUSIP No. 463228-20-5           SCHEDULE 13D                   Page 9 of 21



       1   Name of Reporting Person                                    HAMQUIST

           IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     745,536*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                745,536*

       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     745,536*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             50.1%*

       14   Type of Reporting Person                                         PN


     *   See response to Item 5.






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 10 of 21


             Item 1. Security and Issuer.

                     This Amendment to Schedule 13D relates to the common
             stock (the "Common Stock") of Ironstone Group, Inc., a Delaware corporation formerly known as Oxoco, Inc. (the "Issuer"). The principal executive office of the Company is located at 9665 Chesapeake Drive, Suite 430, San Diego, California 92123.

             Item 2. Identity and Background.

                     (a), (b) & (c)  The following information is given
             with respect to the persons filing this statement:

                     Hambrecht & Quist Group ("H&Q Group") is a publicly-
             held Delaware corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group, directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:

                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             Daniel H.       Director,    One Bush Street   Same as
             Case III        Chairman,    San Francisco,    Position
                             CEO          CA 94104

             William R.      Director,    One Bush Street   Same as
             Timken          Vice         San Francisco,    Position
                             Chairman     CA 94104

             Howard B.       Director     c/o Hambrecht &   President,
             Hillman                      Quist             Auto-Trol
                                          One Bush Street   Technology
                                          San Francisco,    Corp.
                                          CA 94104

             William E.      Director     c/o Hambrecht &   Founder,
             Mayer                        Quist             Development
                                          One Bush Street   Capital LLC
                                          San Francisco,
                                          CA 94104






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 11 of 21


                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             William J.      Director     c/o Hambrecht &   Professor,
             Perry                        Quist             Stanford
                                          One Bush Street   University
                                          San Francisco,
                                          CA 94104

             Edmund H.       Director     c/o Hambrecht &   Vice
             Shea, Jr.                    Quist             President,
                                          One Bush Street   J.F. Shea
                                          San Francisco,    Co., Inc.
                                          CA 94104          (construction
                                                            and venture
                                                            capital)

             David M.        COO          One Bush Street   Same as
             McAuliffe                    San Francisco,    Position
                                          CA 94104

             Patrick J.      CFO          One Bush Street   Same as
             Allen                        San Francisco,    Position
                                          CA 94104

             Steven N.       Secretary    One Bush Street   Same as
             Machtinger                   San Francisco,    Position
                                          CA 94104


                     Hambrecht & Quist California ("H&Q California") is a
             California corporation wholly owned by H&Q Group, with its principal office at One Bush Street, San Francisco,
             California 94104. The directors and executive officers of H&Q California are the following:

                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             Daniel H.       Director,    One Bush Street   Chairman,
             Case III        Chairman,    San Francisco,    CEO, H&Q
                             CEO          CA 94104          Group

             William R.      Director,    One Bush Street   Vice
             Timken          Vice         San Francisco,    Chairman, H&Q
                             Chairman     CA 94104          Group

             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 12 of 21


                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             Howard B.       Director     c/o Hambrecht &   President,
             Hillman                      Quist             Auto-Trol
                                          One Bush Street   Technology
                                          San Francisco,    Corp.
                                          CA 94104

             William E.      Director     c/o Hambrecht &   Founder,
             Mayer                        Quist             Development
                                          One Bush Street   Capital LLC
                                          San Francisco,
                                          CA 94104

             William J.      Director     c/o Hambrecht &   Professor,
             Perry                        Quist             Stanford
                                          One Bush Street   University
                                          San Francisco,
                                          CA 94104

             Edmund H.       Director     c/o Hambrecht &   Vice
             Shea, Jr.                    Quist             President,
                                          One Bush Street   J.F. Shea
                                          San Francisco,    Co., Inc.
                                          CA 94104          (construction
                                                            and venture
                                                            capital)

             Patrick J.      CFO          One Bush Street   CFO, H&Q
             Allen                        San Francisco,    Group
                                          CA 94104

             Steven N.       Secretary    One Bush Street   Secretary,
             Machtinger                   San Francisco,    H&Q Group
                                          CA 94104


                     Hambrecht & Quist LLC ("H&Q LLC"), a subsidiary of
             H&Q California, is a Delaware limited liability company engaged in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, California 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of Hambrecht & Quist LLC are the following:






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 13 of 21


                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             Daniel H.       Director,    One Bush Street   Same as
             Case III        Chairman,    San Francisco,    Position
                             CEO          CA 94104

             William R.      Director,    One Bush Street   Same as
             Timken          Vice         San Francisco,    Position
                             Chairman     CA 94104

             Paul L.         Vice         One Bush Street   Same as
             Hallingby       Chairman     San Francisco,    Position
                                          CA 94104

             Christina M.    Co-Director  One Bush Street   Same as
             Morgan          of           San Francisco,    Position
                             Investment   CA 94104
                             Banking

             David M.        Co-Director  One Bush Street   Same as
             McAuliffe       of           San Francisco,    Position
                             Investment   CA 94104
                             Banking and
                             COO

             Bruce M.        Director of  One Bush Street   Same as
             Lupatkin        Research     San Francisco,    Position
                                          CA 94104

             Patrick J.      CFO          One Bush Street   Same as
             Allen                        San Francisco,    Position
                                          CA 94104

             Steven N.       Secretary    One Bush Street   Same as
             Machtinger                   San Francisco,    Position
                                          CA 94104


                     Hambrecht & Quist Venture Partners ("H&Q Venture
             Partners"), is a California limited partnership formed in 1984 to manage venture capital funds with its principal office at One Bush Street, San Francisco, California 94104. The general partners of H&Q Venture Partners are H&Q California and H&Q Ventures Management Co. LLC.

                     H&Q Ventures Management Co. LLC is a Delaware limited
             liability company formed in 1998 to serve as one of the general partners of H&Q Venture Partners. Its sole member and manager is William Easterbrook, whose principal






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 14 of 21


             occupation is serving as Advisory Director of H&Q Venture
             Partners.

                     H&Q Ventures IV is a California limited partnership
             formed in 1984 to make venture capital investments with principal offices at One Bush Street, San Francisco,
             California 94104. The general partner is H&Q Venture Partners (described above).

                     Venture Associates (BVI) Limited ("Venture
             Associates") is a British Virgin Islands corporation formed in 1969 with principal offices at Burnaby Building, P.O. Box HM 1368, Hamilton HM FX, Bermuda. H&Q Venture Partners currently acts as investment manager for Ventures Associates. The directors and executive officers of Ventures Associates are the following:

                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             Melvin R.       Chairman     P.O. Box 720      Consultant
             Seiden                       Pawling, NY
             (United                      12564
             States)

             Sir Charles     Director     Shepherd House    Retired
             Fraser          and          Inveresk
             (United         President    Midlothian EH21
             Kingdom)                     7TH
                                          Scotland

             Gerard          Director     Rolinco N.V.      Managing
             de Bruin                     Coolsingel 120    Director,
             (The                         NL-3011 AG        Robeco Bank
             Netherlands)                 Rotterdam
                                          The Netherlands

             Michael         Director     Oak Lodge         Retired
             Kennedy                      Inveresk
                                          Musselburgh
                                          Midlothian EH21
                                          7TH
                                          Scotland

             Michael J.      Vice         c/o Venture       Same as
             Drew            President    Associates        Position
                                          22 Church St.,
                                          P.O. Box HM 1186
                                          Hamilton HM 11,
                                          Bermuda






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 15 of 21


                                                            Principal
                                                            Occupation
             Name            Position     Address           (Business)

             Donald E.       Treasurer    c/o Venture       Same as
             van Raalte                   Associates        Position
                                          22 Church St.,
                                          P.O. Box HM 1186
                                          Hamilton HM 11,
                                          Bermuda

             Susan           Secretary    c/o Venture       Same as
             Fairhurst                    Associates        Position
                                          22 Church St.,
                                          P.O. Box HM 1186
                                          Hamilton HM 11,
                                          Bermuda


                     Hamquist is a California limited partnership formed
             in 1982 for the purpose of allowing employees and others connected with H&Q California to make venture capital investments on a pooled basis. Its principal office is at One Bush Street, San Francisco, California 94104. The general partner is H&Q California.

                     (d) & (e)   To the best knowledge of the reporting
             persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f) All individuals referred to above are United
             States citizens unless otherwise indicated.


             Item 3. Source and Amount of Funds or Other Consideration.

                     The source of funds used to purchase the Common Stock
             described herein was in each case the working capital of the acquiring entity.






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 16 of 21


             Item 4. Purpose of Transaction.

                     The reporting persons purchased the securities of the
             Issuer to obtain or to increase their respective equity interests in the Issuer. Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, sell all or some of their securities of the Issuer, or may purchase additional securities of the Issuer in the open market or in private transactions.

                     Except as set forth above, the reporting persons have
             no plans or proposals which relate to or would result in the following types of transactions or events:

                     (a) an extraordinary corporate transaction, such as a
             merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                     (b) a sale or transfer of a material amount of assets
             of the Company or any of its subsidiaries;

                     (c) any change in the present board of directors or
             management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

                     (d) any material change in the present capitalization
             or dividend policy of the Company;

                     (e) any other material change in the Company's
             business or corporate structure;

                     (f) changes in the Company's charter, by-laws or
             instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                     (g) causing a class of securities of the Company to
             be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                     (h) a class of equity securities of the Company
             becoming eligible for termination of registration pursuant to
             Section 12(g)(4) of the Securities Exchange Act; or

                     (i) any action similar to those enumerated above.






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 17 of 21


             Item 5. Interest in Securities of the Issuer.

                     (a) & (b)   Reference is made to Items 7-11 and 13 of
             each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 1,487,851 shares of Common Stock issued and outstanding as of a recent date. The following persons directly own the following shares of Common Stock:

                                                          Common Stock
              Person                                    Directly Owned

              H&Q Group                                          4,596

              H&Q California                                   242,904

              H&Q LLC                                            3,656

              H&Q Venture Partners                             128,875

              H&Q Ventures IV                                  131,989

              Venture Associates                               230,965

              Hamquist                                           2,551
                                                               _______

                      TOTAL                                    745,536
                                                               =======

                     Voting and investment decisions concerning the above
             securities may be made by or in conjunction with the other reporting persons. Accordingly, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities, in which case each reporting person would be deemed to have beneficial ownership of an aggregate of 745,536 shares of Common Stock, which is 50.1% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act). Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

                     Under the definition of "beneficial ownership" in
             Rule 13d-3 under the Exchange Act, it is also possible that the individual general partners, directors, executive officers, members, and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 18 of 21


             constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

                     The reporting persons are not aware of any other
             persons named in Item 2 above who beneficially own any shares of Common Stock of the Issuer. The reporting persons believe that William R. Hambrecht is the beneficial owner of 346,754 shares of Common Stock, representing 23.3% of the outstanding Common Stock. Although Mr. Hambrecht is not now named in
             Item 2 above, he was previously affiliated with the reporting persons, including as a director and officer of H&Q Group and H&Q California and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q Group and H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 6, 1998. Accordingly, Mr. Hambrecht is not now a beneficial owner of the securities reported in this
             Schedule 13D.

                     (c) During the past 60 days, the reporting persons
             did not effect any transactions in the Issuer's securities.

                     (d) Not applicable.

                     (e) Not applicable.


             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer.

                     None of the reporting persons is a party to any
             contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to Be Filed as Exhibits.

                     (a) Joint Filing Undertaking.






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 19 of 21


                                       Signatures

                     After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  May 11, 1998

             HAMBRECHT & QUIST GROUP          H&Q VENTURES MANAGEMENT CO.
                                              LLC


             By: /s/ Patrick J. Allen         By: /s/ Jackie A. Berterretche
                 _________________________        __________________________
                 Patrick J. Allen                 Jackie A. Berterretche
                 Chief Financial Officer          Attorney-in-Fact


             HAMBRECHT & QUIST CALIFORNIA     H&Q VENTURES IV



             By: /s/ Patrick J. Allen         By: /s/ Jackie A. Berterretche
                 _________________________        __________________________
                 Patrick J. Allen                 Jackie A. Berterretche
                 Chief Financial Officer          Attorney-in-Fact


             HAMBRECHT & QUIST LLC            VENTURE ASSOCIATES (BVI)
                                              LIMITED


             By: /s/ Patrick J. Allen         By: /s/ Jackie A. Berterretche
                 _________________________        __________________________
                 Patrick J. Allen                 Jackie A. Berterretche
                 Chief Financial Officer          Attorney-in-Fact


             HAMBRECHT & QUIST VENTURE        HAMQUIST
             PARTNERS


             By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
                 __________________________   __________________________
                 Jackie A. Berterretche           Jackie A. Berterretche
                 Attorney-in-Fact                 Attorney-in-Fact






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 20 of 21


                                      EXHIBIT INDEX

             Exhibit 1       Joint Filing Undertaking            Page 21






             CUSIP No. 463228-20-5    SCHEDULE 13D           Page 21 of 21


                                 JOINT FILING UNDERTAKING

                     The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment to
             Schedule 13D and any subsequent amendment jointly on behalf of each of such parties.

             DATED:  May 11, 1998.

             HAMBRECHT & QUIST GROUP          H&Q VENTURES MANAGEMENT CO.
                                              LLC


             By: /s/ Patrick J. Allen         By: /s/ Jackie A. Berterretche
                 _________________________        __________________________
                 Patrick J. Allen                 Jackie A. Berterretche
                 Chief Financial Officer          Attorney-in-Fact


             HAMBRECHT & QUIST CALIFORNIA     H&Q VENTURES IV



             By: /s/ Patrick J. Allen         By: /s/ Jackie A. Berterretche
                 _________________________        __________________________
                 Patrick J. Allen                 Jackie A. Berterretche
                 Chief Financial Officer          Attorney-in-Fact


             HAMBRECHT & QUIST LLC            VENTURE ASSOCIATES (BVI)
                                              LIMITED


             By: /s/ Patrick J. Allen         By: /s/ Jackie A. Berterretche
                 _________________________        __________________________
                 Patrick J. Allen                 Jackie A. Berterretche
                 Chief Financial Officer          Attorney-in-Fact


             HAMBRECHT & QUIST VENTURE        HAMQUIST
             PARTNERS


             By: /s/ Jackie A. Berterretche   By: /s/ Jackie A. Berterretche
                 __________________________   __________________________
                 Jackie A. Berterretche           Jackie A. Berterretche
                 Attorney-in-Fact                 Attorney-in-Fact